Your Vote Can Make A Difference

What to do now:

1.	1. Read the enclosed proxy statement.

2.	2. Review the voting instructions provided.

3.	3. VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card in the enclosed postage-paid envelope.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

The Board of Directors of the Jennison Sector Funds is recommending that one of its series, Jennison Technology Fund, merge into the Jennison Mid-Cap Growth Fund to create what is expected to be a larger fund. In addition to the accompanying materials, this packet provides information about the proposed merger. The Board strongly recommends you vote to approve the proposal. If Jennison Technology Fund shareholders do not approve the merger, the Board has approved a redemption of all outstanding shares of the Fund and your current investment in the Fund will be returned to you, subject to certain exceptions as described herein.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us minimize communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

Continued

What’s Inside

Answers to your questions about the merger proposal	2–4

Answers to questions about proposed changes to the Jennison Technology Fund, should be reviewed along with the enclosed proxy materials

What proposal am I being asked to vote on?

Shareholders of the Jennison Technology Fund are being asked to approve a proposal for the acquisition of all of its assets and the assumption of all of its liabilities by the Jennison Mid-Cap Growth Fund. Please note that previously you may have been asked to vote on a similar transaction involving these Funds, but that proposal was later cancelled. This new proposal requires another vote—your past vote will not count.

Why is the Board proposing this?

Because the investment universe of the Jennison Technology Fund significantly overlaps that of the Jennison Mid-Cap Growth Fund, the Board believes that the merger will enable investors to benefit from continued exposure to technology investments while enjoying a more favorable risk profile and potentially lower expenses including a potential reduction in investment management fees.

How do I benefit from this change?

Merging your Fund into the Jennison Mid-Cap Growth Fund is expected to result in a potentially larger, more diversified fund with a significantly lower expense ratio. The accompanying joint proxy statement and prospectus include a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives and investment policies of the Funds are similar (except with respect to diversification and the category of securities in which each fund invests) and the investment objectives are identical. The investment objective of both Funds is “long-term capital appreciation.”

Who are the investment advisors for the Funds?

The investment advisor for both Funds is Jennison Associates LLC.

How do the expenses of the Funds compare?

The Jennison Mid-Cap Growth Fund currently has a lower expense ratio than the Jennison Technology Fund.

•	Jennison Mid-Cap Growth Fund (Class A): 1.14%

•	Jennison Technology Fund (Class A): 1.57%

If the merger is approved, the Jennison Mid-Cap Growth Fund’s expenses are expected to be significantly lower than the Jennison Technology Fund (1.14% for Class A), after the merger, as of March 31, 2007.

Is the merger considered a taxable event for federal income tax purposes?

We do not expect the merger to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information. However, if the merger is not approved and the redemption is executed, the redemption will be considered a taxable event for shareholders.

How will you determine the number of shares of the Jennison Mid-Cap Growth Fund that I receive?

As of the New York Stock Exchange (NYSE) close of business on the transaction date, you will receive a dollar value of whole and fractional shares of the equivalent class of the Jennison Mid-Cap Growth Fund equal to the value of your shares in the Jennison Technology Fund. The transaction is expected to occur as soon as practical following shareholder approval.

What if there are not enough votes to approve the merger by the scheduled shareholder meeting date?

If the Jennison Technology Fund shareholders do not approve the proposed merger, the Board of Directors has approved the redemption of all outstanding shares in all share classes of the Jennison Technology Fund. The proceeds of the redemption will be distributed to Fund shareholders at net asset value. Shareholders in certain Individual Retirement Accounts (IRAs) or certain retirement accounts will have their shares exchanged into a money market fund until those shareholders provide further instructions. A redemption of shares will be a taxable transaction for federal income tax purposes. If redemption is necessary, shareholders of the Jennison Technology Fund will be notified in writing. It is expected that the redemption would occur on or about September/October 2007.

Can my broker vote on my behalf?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, the Jennison Technology Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only request these broker non-votes if it believes that this action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is May 11, 2007.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone, or by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

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Every vote is important whether your Fund holdings are large or small. Please review these materials and cast your vote by mail, Internet, or phone.

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC.

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